UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Visteon Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92839U206
(CUSIP Number)

October 1, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92839U206	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,693,269
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,693,269
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,693,269
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.29%*
12	TYPE OF REPORTING PERSON PN
*Calculated based on approximately 50,332,075 shares of common stock of the Issuer issued in connection with the consummation of the Issuer’s plan of reorganization under Chapter 11 of the United States bankruptcy code, as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 28, 2010.

CUSIP No. 92839U206	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,693,269
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,693,269
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,693,269
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.29%*
12	TYPE OF REPORTING PERSON PN
*Calculated based on approximately 50,332,075 shares of common stock of the Issuer issued in connection with the consummation of the Issuer’s plan of reorganization under Chapter 11 of the United States bankruptcy code, as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 28, 2010.

CUSIP No. 92839U206	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,693,269
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,693,269
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,693,269
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.29%*
12	TYPE OF REPORTING PERSON OO
*Calculated based on approximately 50,332,075 shares of common stock of the Issuer issued in connection with the consummation of the Issuer’s plan of reorganization under Chapter 11 of the United States bankruptcy code, as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 28, 2010.

CUSIP No. 92839U206	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Monarch Master Funding Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,457,047
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,457,047
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,457,047
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.86%*
12	TYPE OF REPORTING PERSON CO
*Calculated based on approximately 50,332,075 shares of common stock of the Issuer issued in connection with the consummation of the Issuer’s plan of reorganization under Chapter 11 of the United States bankruptcy code, as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 28, 2010.

Item 1(a):               Name of Issuer:

The name of the issuer is Visteon Corporation (the “Company”), a corporation organized under the laws of the State of Delaware (the “Issuer”).

Item 1(b):              Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive office is located at One Village Center Drive, Van Buren Township, Michigan 48111

Item 2(a):               Name of Person Filing:

This Schedule 13G is filed by:

(i) Monarch Alternative Capital LP (“MAC”), which serves as advisor to a variety of funds (such funds collectively, the “Funds), including MMF (as defined below), with respect to shares of Common Stock (as defined below) of the Issuer directly owned by the Funds (including the MMF Shares, as defined below) as Common Stock or through warrants that are exercisable for Common Stock that were issued to holders of the Issuer’s 12.25% senior notes pursuant to the Issuer’s plan of reorganization (the “Warrants”);

(ii) MDRA GP LP (“MDRA GP”), which is the general partner of MAC, with respect to shares of Common Stock indirectly beneficially owned (including as a result of Warrants) by virtue of such position;

(iii) Monarch GP LLC (“Monarch GP”), which is the general partner of MDRA GP, with respect to shares of Common Stock indirectly beneficially owned (including as a result of Warrants) by virtue of such position; and

(iv) Monarch Master Funding Ltd ("MMF"), with respect to shares of Common Stock of the Issuer owned by MMF directly as Common Stock (the "MMF Shares").

MAC, MDRA GP, Monarch GP and MMF are sometimes collectively referred to herein as the “Reporting Persons.”

Item 2(b):	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is c/o Monarch Alternative Capital LP, 535 Madison Avenue, New York, New York 10022.

Item 2(c):               Citizenship:

MAC is a Delaware limited partnership.  MDRA GP is a Delaware limited partnership.  Monarch GP is a Delaware limited liability company.  MMF is a Cayman Islands corporation.

Item 2(d):              Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e):              CUSIP Number

92839U206

Item 3:                      If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	☐ Broker or dealer registered under Section 15 of the Act,

B.	☐ Bank as defined in Section 3(a)(6) of the Act,

C.	☐ Insurance Company as defined in Section 3(a)(19) of the Act,

D.	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,

E.	☐ Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

F.	☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

G.	☐ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

H.	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

I.	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

J.	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

K.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4:                      Ownership:

The beneficial ownership of the Reporting Persons as of the date of this Schedule 13G is as follows:

A.           MAC

(a)           Amount beneficially owned: 4,693,269 (includes 176,863 shares of Common Stock issuable upon the exercise of Warrants)

(b)           Percent of Class: 9.29% (Calculated based on approximately 50,332,075 shares of Common Stock issued in connection with the consummation of the Issuer’s plan of reorganization under Chapter 11 of the United States bankruptcy code, as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 28, 2010)

(c)           Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 4,693,269

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 4,693,269

B.           MDRA GP

(a)           Amount beneficially owned: 4,693,269 (includes 176,863 shares of Common Stock issuable upon the exercise of Warrants)

(b)           Percent of Class: 9.29% (Calculated based on approximately 50,332,075 shares of Common Stock issued in connection with the consummation of the Issuer’s plan of reorganization under Chapter 11 of the United States bankruptcy code, as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 28, 2010)

(c)           Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 4,693,269

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 4,693,269

C.           Monarch GP

(a)           Amount beneficially owned: 4,693,269 (includes 176,863 shares of Common Stock issuable upon the exercise of Warrants)

(b)            Percent of Class: 9.29% (Calculated based on approximately 50,332,075 shares of Common Stock issued in connection with the consummation of the Issuer’s plan of reorganization under Chapter 11 of the United States bankruptcy code, as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 28, 2010)

(c)           Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 4,693,269

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 4,693,269

D.           Monarch Master Funding Ltd

(a)           Amount beneficially owned:  4,457,047

(b)           Percent of Class: 8.86% (Calculated based on approximately 50,332,075 shares of Common Stock issued in connection with the consummation of the Issuer’s plan of reorganization under Chapter 11 of the United States bankruptcy code, as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 28, 2010)

(c)           Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 4,457,047

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 4,457,047

Item 5:                      Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6:                      Ownership of More than Five Percent on Behalf of Another Person:

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8:                      Identification and Classification of Members of the Group:

N/A

Item 9:                      Notice of Dissolution of Group:

N/A

Item 10:                      Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2010	MONARCH ALTERNATIVE CAPITAL LP By: MDRA GP LP, its General Partner By: Monarch GP LLC, its General Partner By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member
Dated: October 12, 2010	MDRA GP LP By: Monarch GP LLC, its General Partner By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member
Dated: October 12, 2010	MONARCH GP LLC By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member
Dated: October 12, 2010
MONARCH MASTER FUNDING LTD
                        By:   Monarch Alternative Capital LP, its Investment Manager

 By:  MDRA GP LP, its General Partner

 By:  Monarch GP LLC, its General Partner

By: /s/ Michael Weinstock
Name:  Michael Weinstock
Title:    Member

[Signature Page to Schedule 13G with respect to Visteon Corporation]